Exhibit (2)(e)

FORM OF

AUTOMATIC DIVIDEND REINVESTMENT PLAN

Pursuant to the Fund’s Automatic Dividend Reinvestment Plan (the “Plan”), unless a stockholder is ineligible or elects otherwise, all dividends and distributions are automatically reinvested by The Bank of New York, as agent for stockholders in administering the Plan (the “Plan Agent”), in additional shares of common stock of the Fund. Stockholders whose shares of common stock are held in the name of a broker or nominee should contact the broker or nominee to confirm that the broker or nominee will permit them to participate in the Plan. Stockholders who are not permitted to participate through their broker or nominee or who elect not to participate in the Plan will receive all dividends and distributions in cash paid by check mailed directly to the stockholder of record (or, if the shares are held in street or other nominee name, then to such nominee) by The Bank of New York, as dividend paying agent. Such stockholders may elect not to participate in the Plan and to receive all dividends and distributions in cash by sending written instructions to The Bank of New York, as dividend paying agent, at the address set out below. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent not less than ten days prior to any dividend record date; otherwise, such termination will be effective with respect to any subsequently declared dividend or distribution.

The Fund’s distributions (if any) may consist of ordinary income dividends and/or capital gains distributions, and any non-taxable distributions (collectively referred to as “dividends” for purposes of this section). Whenever the Fund declares a dividend, payable either in shares or in cash, non-participants in the Plan will receive cash, and participants in the Plan will receive the equivalent in shares of common stock. The shares are acquired by the Plan Agent for the participant’s account, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized shares of common stock from the Fund (“Newly Issued Shares”) or (ii) by purchase of outstanding shares of common stock on the open market (“Open-Market Purchases”) on the New York Stock Exchange, Inc. or elsewhere. If, on the dividend payment date, the net asset value per share of the common stock is equal to or less than the market price per share of the common stock plus estimated brokerage commissions (such condition being referred to as “Market Premium”), the Plan Agent will invest the dividend amount in Newly Issued Shares on behalf of the participant. The number of Newly Issued Shares of common stock to be credited to the participant’s account will be determined by dividing the dollar amount of the dividend by the net asset value per share on the date the shares are issued, unless the NAV is less than 95% of the then current market price per share, in which case the dollar amount of the dividend will be divided by 95% of the then current market price per share. If on the dividend payment date the net asset value per share is greater than the market value (such condition being referred to as “Market Discount”), the Plan Agent will invest the dividend amount in shares acquired on behalf of the participant in Open-Market Purchases.

In the event of a Market Discount on the dividend payment date, the Plan Agent has until the last business day before the next date on which the shares trade on an “ex-dividend” basis or in no event more than 30 days after the dividend payment date (the “Last Purchase Date”) to invest the dividend amount in shares acquired in Open-Market Purchases. It is currently contemplated that the Fund will pay quarterly dividends. If, before the Plan Agent has completed its Open-Market Purchases, the market price of a share of the Fund’s common stock exceeds the net asset value per share, (as of the dividend payment date), the average per share purchase price paid by the Plan Agent may exceed the net asset value per share (as of the dividend payment date), resulting in the acquisition of fewer shares than if the dividend had been paid in Newly Issued Shares on the dividend payment date. Because of the foregoing difficulty with respect to Open-Market Purchases, the Plan provides that if the Plan Agent is unable to invest the full dividend amount in Open-Market Purchases during the purchase period or if the market price of a share of the Fund’s common stock exceeds the net asset value per share (as of the dividend payment date) during the purchase period, the Plan Agent will cease making Open-Market Purchases and will invest the uninvested portion of the dividend amount in Newly Issued Shares at the close of business on the Last Purchase Date. The new shares will be issued by the Fund at a price equal to the net asset value per share as of the dividend payment date.

The Plan Agent maintains all stockholders’ accounts in the Plan and furnishes written confirmation of all transactions in the account, including information needed by stockholders for tax records. Shares in the account of each Plan participant will be held by the Plan Agent in non-certificated form in the name of the participant, and each stockholder’s proxy will include those shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for shares held pursuant to the Plan in accordance with the instructions of the participants.

In the case of stockholders such as banks, brokers or nominees that hold shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of shares certified from time to time by the record stockholders as representing the total amount registered in the record stockholder’s name and held for the account of beneficial owners who are to participate in the Plan.

There will be no brokerage charges with respect to shares issued directly by the Fund as a result of dividends or capital gains distributions payable either in shares or in cash. However, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent’s Open-Market Purchases in connection with the reinvestment of dividends.

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

Stockholders participating in the Plan may receive benefits not available to stockholders not participating in the Plan. If the market price plus commissions of the Fund’s shares that are purchased is higher than the net asset value per share (as of the dividend payment date), participants in the Plan will receive shares of the Fund for less than they could otherwise purchase them and will have shares with a cash value greater than the value of any cash distribution they would have received on their shares. If the market price plus commissions is below the net asset value, participants in the Plan may receive distributions of shares with a total net asset value greater than the value of any cash distribution they would have received on their shares. The Fund does not redeem its shares, and, as a result, the price on resale may be more or less than the net asset value.

Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants.